

May 9, 2012

Via E-mail
Yakun Song
President and Chief Executive Officer
Yakun International Investment & Holding Group
No.40-1 Dama Road
Nanguan District, Chang Chun 1300003
People's Republic of China

> **Re:** **Yakun International Investment & Holding Group,**
> **formerly Rhino Productions, Inc.**
> **Amendment No. 2 to Current Report on Form 8-K**
> **Filed April 20, 2012**
> **Annual Report on Form 10-K for Fiscal Year ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 001-34210**

Dear Ms. Song:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Current Report on Form 8-K, filed April 20, 2012

Risk Factors, page 15

1. We note your response to prior comment 11 in our letter dated January 19, 2012 does not appear to confirm that you will evaluate the factors discussed in your revised disclosure in future conclusions on the effectiveness of disclosure controls and procedures under Item 307 of Regulation S-K and internal control over financial reporting under Item 308 of Regulation S-K. We reissue this portion of our prior comment.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 9A. Controls and Procedures

Disclosure Controls and Procedures, page 38

2.   We note you have concluded your disclosure controls and procedures are effective. We also note your response dated April 20, 2012 which discloses you will revise your Form 10-Q for the quarter ended September 30, 2011 to state your disclosure controls and procedures were not effective. Please tell us in detail how you have concluded that your disclosure controls and procedures were effective at December 31, 2011 and disclose the specific remediation efforts taken, if any, from September 30, 2011 through December 31, 2011. Alternatively, please revise your Form 10-K for the fiscal year ended December 31, 2011 regarding the effectiveness of your disclosure controls and procedures.

Management's Annual Report on Internal Control over Financial Reporting, page 38

3.   We note you have concluded your internal controls over financial reporting were effective as of December 31, 2011. In connection with your response to the preceding comment regarding disclosure controls and procedures, please tell us how you have concluded your internal controls are effective. Alternatively, please revise your Form 10-K for the fiscal year ended December 31, 2011 regarding the effectiveness of your internal controls over financial reporting.

4.   Please revise your disclosure to include a statement that your annual report does not include an attestation report of your registered public accounting firm regarding internal control over financial reporting and that management's report was not subject to attestation by your registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report. Refer to Item 308 of Regulation S-K.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made

You may contact Robert Carroll, Staff Accountant, at (202) 551-3362, or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, in her absence, Laura Nicholson, Staff Attorney, at (202) 551-3584 with any other questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Vincent J. McGill
        Eaton & Van Winkle LLP